Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders was held on Thursday, March 22, 2012 at 1735 Market Street, Philadelphia, Pennsylvania. The description of the proposals and number of shares voted at the meeting are as follows:

1. To elect two directors to serve as Class II directors for three year terms and until their successors are duly elected to qualify:

					Votes         	Votes
					For   		Withheld
William J. Potter			8,126,851 	127,614
Peter D. Sacks 				8,122,995 	131,470


Directors whose term of office continued beyond this meeting are as follows: P. Gerald Malone, John T. Sheehy, Martin J. Gilbert, and Neville J. Miles.